SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

—	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

—	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

—

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 9 hereof;

—

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

—

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 11 hereof to the “Recent Developments—The Federal Republic of Germany” section;

—

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 3, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1801 (EUR 0.8474 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2025

The following information is primarily derived from KfW’s press release and related press conference of February 4, 2026 announcing selected preliminary results for the full year ended December 31, 2025. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2025 by the end of March 2026.

KfW Group’s total assets decreased by 0.9% or EUR 4.6 billion, from EUR 545.4 billion as of December 31, 2024 to EUR 540.7 billion as of December 31, 2025. KfW Group’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) decreased by 1.0%, or EUR 6.9 billion, to EUR 706.4 billion as of December 31, 2025 from EUR 713.3 billion as of December 31, 2024.

KfW expects its Group’s operating result before valuation and promotional activities for 2025 to be in line with its positive financial performance for the first three quarters of 2025. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2025, compared to the corresponding period in 2024.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2025 (1)	2024	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	49,059	35,816	37
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	12,212	41,570	-71
KfW Capital	748	1,590	-53
Export and Project Finance (KfW IPEX-Bank)	24,181	23,916	1
KfW Entwicklungsbank	9,960	7,839	27
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	2,350	2,470	-5
Financial Markets	0	0	0

Total promotional business volume (2)(3)	97,961	112,831	-13

*	Amounts in the table may not add up due to rounding differences.

(1)	Preliminary and unaudited.

(2)

Total promotional business volume for the full year ended December 31, 2025 has been adjusted for commitments of EUR 548 million, compared to EUR 369 million for the corresponding period in 2024, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume amounted to EUR 98.0 billion during the twelve-month period ended December 31, 2025, compared to EUR 112.8 billion for the corresponding period in 2024.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 49.1 billion for the twelve-month period ended December 31, 2025, compared to EUR 35.8 billion for the corresponding period in 2024. This increase was attributable to significantly higher commitments in the SME Bank segment (EUR 23.5 billion compared to EUR 13.4 billion for the corresponding period in 2024) and higher commitments in the Private Clients segment. The increased volume of new commitments in the SME Bank segment was primarily due to higher demand for renewable energy. The turnaround from the previous low demand in 2024 can be attributed in 2025 to the lowering of the EU reference rate at the beginning of 2025 and the resulting opportunity to offer more attractive interest rates again. In addition, overall demand for credit has risen again. In contrast, commitments in the loan programmes related to climate-friendly new construction and federal funding for efficient buildings were significantly lower than in the previous year.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 12.2 billion for the twelve-month period ended December 31, 2025, compared to EUR 41.6 billion for the corresponding period in 2024. This significant decrease was primarily driven by a further decrease in loan commitments to companies in the energy sector in 2025, continuing the trend from 2024, after a particularly high volume of loan commitments to companies in the energy sector in 2023, which were made under special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) against the background of rising energy prices and in consideration of their impact on the stability of certain infrastructure in Germany following Russia’s invasion of Ukraine. In contrast, the volume of funding facilities to municipal and social infrastructure increased in the twelve-month period ended December 31, 2025, compared to the corresponding period in 2024 from EUR 4.6 billion to EUR 7.8 billion.

Commitments related to KfW Capital decreased to EUR 748 million for the twelve-month period ended December 31, 2025, compared to EUR 1.6 billion for the corresponding period in 2024. The higher figure in 2024 was primarily due to one-time investments made by KfW Capital on a fiduciary basis for the Federal Government with governmental funds under the “Future Fund” (Zukunftsfonds) into “HTGF Opportunity” as well as into the “Deep Tech Climate Fund” in that year.

Commitments in KfW’s Export and Project Finance business sector slightly increased to EUR 24.2 billion for the twelve-month period ended December 31, 2025, compared to EUR 23.9 billion for the corresponding period in 2024. Transformation and sustainability-linked projects created numerous financing opportunities for KfW IPEX-Bank, e.g., energy transition projects and digital infrastructure innovation projects. All four of KfW IPEX-Bank’s sectors contributed to total new commitments, with the highest commitment volumes being achieved in the Mobility and Energy sectors.

Commitments related to KfW Entwicklungsbank amounted to EUR 10.0 billion for the twelve-month period ended December 31, 2025, compared to EUR 7.8 billion for the corresponding period in 2024. This increase was due to a significant increase in commitments for development loans.

Commitments of DEG slightly decreased to EUR 2.4 billion for the twelve-month period ended December 31, 2025, compared to EUR 2.5 billion for the corresponding period in 2024.

There were no commitments related to KfW’s Financial Markets business sector for the twelve-month period ended December 31, 2025. Investments in green bonds made through the green bond portfolio prior to the expiration of the governmental mandate at the end of December 2023 will be held to maturity.

Sources of Funds

The volume of funding raised in the capital markets during the twelve months ended December 31, 2025 totaled EUR 71 billion, of which 58% was raised in euro, 24% in U.S. dollar and the remainder in eight other currencies.

Total Capital Ratio and Tier 1 Capital Ratio of KfW Group as of December 31, 2025

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation (EU) No 575/2013, the “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Due to the implementation of the CRR III in January 2025 a significant part of KfW’s portfolio migrated from the advanced to the foundation IRBA. According to article 92 of the CRR, KfW’s total capital ratio as well as its Tier 1 capital ratio amounted to 27.7%, in each case as of December 31, 2025 (not taking into account the interim profit of the second half of 2025)1. The decrease of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2024, when the total capital ratio amounted to 30.3% and the Tier 1 capital ratio amounted to 30.2%, was mainly due to the regulatory adjustment coming from the implementation of CRR III, which to some extent is offset by the consideration of the interim profit for the second half of the year 2024 and the first half of 2025.

Other Recent Developments

Funding Volume for 2026

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2026 to be in a range of EUR 75 billion to EUR 80 billion, of which EUR 15 billion are planned to be raised through green bond issuances.

Exchange of CureVac shares for BioNTech ADSs

In December 2025, following an exchange offer by BioNTech SE, KfW exchanged its shares in CureVac N.V. into American Depositary Shares, or ADSs, of BioNTech. BioNTech is a European stock corporation (Societas Europaea), organized under the laws of Germany and the European Union, with its registered seat in Mainz, Germany.

As of the date of this amendment, KfW holds 0.6% of the shares of BioNTech on a fiduciary basis for, and at the economic risk of, the Federal Government. KfW no longer holds any shares in CureVac.

New program under the Germany Fund (Deutschlandfonds)

With its new program Absicherungsinstrument für Transformationsindustrien (Backstop Instruments for Transformative Industries), KfW supports the German economy by sharing risk in providing guarantees for medium-sized and large companies in sectors driving the transition to innovative and more sustainable technologies. These sectors include, in particular, electricity generation and distribution; hydrogen technology; energy storage; heat and cold production; and the automotive industry. The program is part of the Germany Fund (Deutschlandfonds) initiated in December 2025 by the Federal Government and KfW. The Germany Fund provides government incentives in the form of various financing instruments, aiming to attract private capital for investment in key future sectors of the German economy.

TenneT GmbH & Co. KG

Pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW entered into a sale and share purchase agreement with the Dutch state-owned companies TenneT Holding B.V. and TransTenneT B.V. to acquire a 25.1% equity participation in TenneT GmbH & Co. KG through KfW’s wholly-owned subsidiary Scopello GmbH on February 3, 2026. Under this Special Federal Mandate, all economic risks and costs associated with this transaction and shareholding will be borne by the Federal Government.

TenneT GmbH & Co. KG has its registered seat in Bayreuth, Germany and serves as the parent company of the TenneT Germany Group (“TenneT Germany”). TenneT Germany is a large electricity transmission system operator and operates critical infrastructure in Germany.

Completion of the acquisition is subject to customary closing conditions and regulatory approvals.

Retirement of Christiane Laibach from Executive Board

Christiane Laibach, Member of the Executive Board responsible for international financing, will retire early after 36 years at KfW Group. This consensual resignation from office, effective as of July 31, 2026, was discussed in the meeting of the Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss) of KfW’s Board of Supervisory Directors on December 4, 2025.

[1]	According to article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic of Germany is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2024	0.2	-0.2
1st quarter 2025	0.4	0.3
2nd quarter 2025	-0.2	0.3
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.3% in the fourth quarter of 2025 compared with the third quarter of 2025 after adjustment for price, seasonal and calendar variations. In particular, household and government final consumption expenditure increased. Price adjusted GDP rose by 0.2% in 2025. After price and calendar adjustment, the increase amounted to 0.3%.

GDP in the fourth quarter of 2025 increased by a price adjusted 0.6% compared with the fourth quarter of 2024. The increase was smaller (+0.4%) after price and calendar adjustment, as there were 0.7 more working days than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 4th quarter of 2025 up 0.3% on the previous quarter, Press release No. 035 of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_035_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2024	0.4	2.6
January 2025	-0.0	2.3
February 2025	0.2	2.3
March 2025	0.1	2.2
April 2025	0.1	2.1
May 2025	0.2	2.1
June 2025	0.1	2.0
July 2025	0.2	2.0
August 2025	0.2	2.2
September 2025	0.3	2.4
October 2025	0.2	2.3
November 2025	0.2	2.3
December 2025	-0.0	1.8
January 2026	0.1	2.1

(1)	Provisional estimate.

The monthly inflation rate in Germany, measured as the change in the consumer price index in a given month compared to the same month in the previous year, stood at 1.8% in December 2025, reflecting a decrease compared to November and October 2025 (in both cases, 2.3%). In December 2025, the most important driver of inflation was increases in prices of goods and services other than energy and food, referred to as core inflation. These price increases were offset to a degree by decreases in energy prices and increases in food prices at a rate lower than the core inflation rate. The consumer price index in December 2025 remained unchanged from November 2025.

On an annual average basis, consumer prices in Germany rose by 2.2% in 2025 compared to 2024. In 2024, the inflation rate was also 2.2% compared to the previous year. The inflation rate in 2025 and 2024 was therefore markedly lower than in the three preceding years. The annual average rate of inflation was 5.9% in 2023, 6.9% in 2022 and 3.1% in 2021.

Core inflation was 2.4% in December 2025, demonstrating the ongoing dampening impact of energy prices on overall inflation. The year-on-year rate of core inflation was +2.8% in 2025, after standing at +3.0% in 2024 and +5.1% in 2023. Compared with the two preceding years, the rate was down in 2025 but still higher than overall inflation.

Food prices increased by 0.8% in December 2025 compared to December 2024, after experiencing a 1.2% year-on-year increase in November 2025. Sugar, jam, honey and other confectionery, in particular, continued to be significantly more expensive (+8.8%; including chocolate: +18.9%), as did meat and meat products (+3.9%; including beef and veal: +14.1%; poultry meat: +6.3%). By contrast, the prices of edible fats and oils were lower than a year earlier (-20.2%; including butter: -31.7%; olive oil: -17.7%).

Food prices (total) in December 2025 decreased by 0.1% compared to November 2025. Although the price of vegetables increased by 3.3%, the price of butter decreased by 12.5%, after the considerable drop in butter prices already registered in the previous months (November 2025: -4.6%; October 2025: -10.0%).

On an annual average basis, food prices increased by 2.0% in 2025 compared to 2024. While the prices of sugar, jam, honey and other confectionery increased by 5.9% and fruit prices increased by 4.9% year on year, the prices of edible fats and oils decreased by 1.0% and vegetable prices decreased by 0.3%.

Energy prices in December 2025 decreased by 1.3% compared to December 2024, following a decrease of 0.1% in November 2025 compared to the same month in the previous year. Household energy cost 1.7% less in December 2025 than in the same month a year earlier, with consumers particularly benefitting from lower prices for heating oil (-3.6%) and electricity (-1.8%). By contrast, markedly more had to be paid for firewood, wood pellets and other solid fuels (+7.4%) in the household energy category. Motor fuel prices fell by 0.7% compared with December 2024.

On an annual average basis, energy prices in 2025 decreased by 2.4% compared to 2024. Lower prices were recorded for household energy (-2.3%; including heating oil: -5.3%; electricity: -2.2%) and motor fuel (-2.6%).

Prices of goods (total) increased by 0.4% from December 2024 to December 2025. A price increase of +0.8% was recorded for non-durable consumer goods, which include food and energy, and non-alcoholic beverages (+5.9%) and tobacco products (+4.4%), in particular, also became more expensive. Durable consumer goods were less expensive (-0.3%).

Prices of goods (total) rose by 1.0% on an annual average in 2025 compared with 2024. In the goods category, the prices of non-durable consumer goods increased by 1.1%. Non-durable consumer goods prices were also up on an annual average basis for non-alcoholic beverages (+7.0%) and tobacco products (+5.0%), in particular. Durable consumer goods cost 0.6% more in 2025 than a year earlier.

The prices of services (total) increased by 3.5% in December 2025 when compared to December 2024. Net rents exclusive of heating expenses rose by 2.2%. Some services were markedly more expensive, including combined passenger transport services (+11.4%) and services of social facilities (+7.7%). Compared with a year earlier, considerable price increases were also recorded for transport insurance activities (+7.5%), passenger rail transport (+7.2%) and in-patient health services (+6.5%). In December 2025, only a few services cost less than a year earlier, for example telecommunications services (-0.4%).

On a year on year basis, the prices of services (total) in 2025 increased by 3.5% compared with 2024. In the two preceding years, the prices of services also rose significantly on an annual average basis (2024: +3.8%; 2023: +4.4%). Consumers had to pay markedly more for combined passenger transport services (+11.4%), services of social facilities (+8.7%) and insurance services (+7.4%) on an annual average in 2025. From 2024 to 2025, considerable price increases were also recorded for many other services such as in-patient health services (+6.7%), the maintenance and repair of vehicles (+5.5%), package holidays (+4.6%) and catering services in restaurants, cafés and the like (+4.0%). Net rents exclusive of heating expenses, which are a major factor contributing to the development of prices, were up 2.1% in 2025 on an annual average basis and therefore slightly lower than overall inflation. By contrast, the prices of telecommunications services fell by 1.1% from 2024.

According to provisional estimates of the Federal Statistical Office, the consumer price index in January 2026 is expected to be 2.1% higher compared to January 2025 and 0.1% higher compared to December 2025. Core inflation is expected to be 2.5% year-on-year in January 2026.

Sources: Federal Statistical Office, Short-term indicators—Consumer price indices, total (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/kpre510.html#250146); Federal Statistical Office, Correction: Inflation rate at +2.2% in 2025, press release of January 16, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_019_611.html); Federal Statistical Office, Inflation rate of +2.1% expected in January 2026, press release of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_036_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages (2)	Adjusted percentages (2)(3)
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.6
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.7
July 2025	3.9	3.8
August 2025	3.9	3.8
September 2025	4.0	3.8
October 2025	3.5	3.8
November 2025	3.7	3.8
December 2025	3.6	3.8

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	All figures except original percentages for December 2024 are provisional.

(3)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Approximately 45.9 million persons resident in Germany were in employment in December 2025. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment fell slightly (-5,000; 0.0%) compared with the previous month. This number was down by an average of 11,000 month on month in the period from May to November 2025.

Without seasonal adjustment, the number of persons in employment in December 2025 fell by 126,000 (-0.3%) compared with November 2025. This month-on-month decrease was larger than the average recorded for December for the years 2022 to 2024 (-109,000 persons).

Compared with December 2024, the number of persons in employment in December 2025 decreased by 69,000 (-0.2%). In October and November 2025, the year-on-year rate of change was -0.1%. The downward trend in year-on-year labor market figures since August 2025 therefore continued.

1.60 million people were unemployed in December 2025. That was an increase of 184,000, or 13.0%, compared with December 2024. The unemployment rate rose to 3.6%, an increase of 0.4 percentage points on the same month of the previous year (December 2024: 3.2%).

Adjusted for seasonal and irregular effects, the number of unemployed in December 2025 stood at 1.68 million, an increase of 7,000 on November 2025 (0.4%). The adjusted unemployment rate was unchanged at 3.8%.

Sources: Federal Statistical Office, Employment down slightly in December 2025, press release of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_034_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, accessed on January 30, 2026 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-November 2025	January-November 2024
Goods	172.7	227.8
Services	-70.7	-71.0
Primary income	138.6	133.1
Secondary income	-58.4	-54.5

Current account	182.1	235.3

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, January 12, 2026 (https://www.bundesbank.de/resource/blob/963060/402da556156b482d7e2ab13d000e9300/472B63F073F071307366337C94F8C870/2026-01-12-zahlungsbilanz-anlage-data.pdf)

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 107.4 billion at the end of 2025. This was a decrease of approximately EUR 7.9 billion from 2024. Central government, state government, local government and social security funds recorded a deficit at the close of the year. The financial deficit was almost eight billion euros lower than in 2024 because government revenue (+5.8%) grew more strongly than government expenditure (+5.1%). Measured as a percentage of GDP at current prices, which increased by 3.3%, Germany recorded a deficit ratio of 2.4% in 2025. The ratio was therefore lower than in the previous year (2.7%) and remained below the 3% reference value of the European Stability and Growth Pact.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 63.0% of GDP at the end of the third quarter of 2025. This represents a 1.1% increase when compared to the end of the second quarter of 2025 and a 1.6% increase when compared with the end of the third quarter of 2024.

Sources: Federal Statistical Office, Gross domestic product up 0.2% in 2025, press release of January 15, 2026 (https:// https://www.destatis.de/EN/Press/2026/01/PE26_017_811.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 28, 2026 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBGFS1.Q.BQ9959&dateSelect=2025).

Economic Outlook

On January 28, 2026, the Federal Government released the 2026 Annual Economic Report (Jahreswirtschaftsbericht 2026). The report found that geopolitical and geoeconomic tensions, protectionism, and the strategic exploitation of resources as an instrument of power politics have been increasing in importance for years.

For 2025 as a whole, real GDP was 0.2% higher than in the previous year. The modest improvement in the final quarter is likely to have been driven by rising industrial output, which is beginning to feed through on the expenditure side into higher investment in machinery and equipment. Foreign trade is not expected to have contributed to growth.

The Federal Government projects GDP to grow by 1.0% in 2026. The Federal Government sees this improvement as an important signal that stagnation in the German economy, which had persisted for five years, is coming to an end.

To revitalize the economy, the report emphasizes the need to strengthen investment and to continue decisive reforms in the face of ongoing structural challenges.

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2026, January 28, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2026.pdf?__blob=publicationFile&v=22); Bundesministerium für Wirtschaft und Energie, The Economic Situation in the Federal Republic of Germany in January 2026, press release of January 15, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2026/20260115-the-economic-situation-in-germany-january-2026.html).

Other Recent Developments

Monetary Policy

On December 18, 2025, the Governing Council of the European Central Bank (“ECB”) decided to keep each of the three key ECB interest rates – the deposit facility rate, the main refinancing operations rate and the marginal lending facility rate – unchanged. The Governing Council has maintained the ECB’s key interest rates unchanged since its monetary policy decision of June 5, 2025, which reduced each of these rates by 25 basis points. As of the date of this amendment, the deposit facility, main refinancing operations and marginal lending facility rates are 2.00%, 2.15% and 2.40%, respectively.

In announcing its decision, the Governing Council noted that the Eurosystem staff had revised its estimates of inflation for 2026 upwards, primarily because the staff now expects services inflation to decline more slowly than in earlier projections. However, the staff also revised its estimates for economic growth upwards, expecting growth to be stronger than in its September 2025 projections, driven especially by domestic demand. Inflation is expected to return to the Governing Council’s 2% medium-term target in the medium term.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of December 18, 2025 (https://www.ecb.europa.eu/press/press_conference/monetary-policy-statement/shared/pdf/ecb.ds251218~f264376788.en.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: February 4, 2026